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                             UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C.  20549


                             SCHEDULE 13D


               UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           (AMENDMENT NO. 1)

                       Gold Capital Corporation
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                           (Name of Issuer)


               Common Stock, $0.0001 par value per share
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                    (Title of Class of Securities)

                              380548 10 7
                        ----------------------
                            (CUSIP Number)

            Jack Stoch                       With copies to:
            President                        Paul Hilton, Esq.
     Globex Mining Enterprises Inc.      Kevin P. Stichter, Esq.
           146 - 14th Street           Davis, Graham & Stubbs LLP
            Rouyn-Noranda,                 370 17th Street, Suite 4700
       Quebec, Canada  J9X 2J3          Denver, Colorado  80202
          (819) 797-5242                     (303) 892-9400

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     (Name, Address and Telephone Number of Person Authorized to
                  Receive Notices and Communications)

                            March 13, 1997
       --------------------------------------------------------
        (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                           Page 1 of 4 pages
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CUSIP No. 380548 10 7        SCHEDULE 13D    Page 2 of 4 Pages
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1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Globex Mining Enterprises Inc.

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                              (a) [  ]
                                                              (b) [  ]

3    SEC USE ONLY

4    SOURCE OF FUNDS*

          00

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e)                                        [  ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION

          Quebec, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

               7    SOLE VOTING POWER
                         4,654,543  See Item 5.

               8    SHARED VOTING POWER
                         4,654,543  See Item 5.

               9    SOLE DISPOSITIVE POWER
                         4,654,543  See Item 5.

               10   SHARED DISPOSITIVE POWER
                         4,654,543 See Item 5.

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          4,654,543  See Items 4 and 5.

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*                                                      [  ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          Approximately 51.3%, based upon 9,073,653 shares of Common Stock outstanding as of the date hereof.
          See Item 5.

14   TYPE OF REPORTING PERSON*

          CO
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ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
          -------------------------------------------------

          Item 3 is amended by the addition of the following:

          Upon consummation of the Merger, Globex will issue 1,285,067 shares of Globex Common Stock to the shareholders of the Company.

ITEM 4.   PURPOSE OF THE TRANSACTION.
          --------------------------

          Item 4 is amended by the addition of the following:

          (a)-(j) Pursuant to an Agreement and Plan of Merger, executed on March 13, 1997 and effective as of March 5, 1997, between Globex, GME Merger Corporation, a Colorado corporation wholly owned by Globex ("Merger Sub"), and the Company (the "Merger Agreement"), Globex will effectively acquire all outstanding shares of Company Common Stock upon consummation of the merger described in the Merger Agreement (the "Merger"), which is subject to various conditions set forth in the Merger Agreement, including approval by Company stockholders and Globex's acquisition of 4,419,110 shares of Company Common Stock owned by Royalstar. Upon consummation of the Merger, Merger Sub will be merged into the Company, each outstanding share of common stock of Merger Sub (all of which are owned by Globex) will be converted into shares of Company Common Stock, and the outstanding shares of Company Common Stock not held by Globex will be converted into the right to receive a proportional share of 1,285,067 shares of Globex Common Stock. The purpose of the Merger is to acquire complete control of the Company.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.
          ------------------------------------

          Item 5 is amended by the addition of the following:

          (a)-(c)   Pursuant to the Option Agreement and Merger
Agreement, the Company is the beneficial owner, according to Rule 13d-3, of 51.3% of the outstanding shares of Company Common
Stock.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.
          --------------------------------

          Item 7 is amended by the addition of the following:

          Exhibit G      Merger Agreement, with attachments omitted.



                           Page 3 of 4 pages

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                               SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, the undersigned hereby certifies that the information as set forth in this Amendment No. 1 to Schedule 13D is true, complete and correct.

                              GLOBEX MINING ENTERPRISES INC.



                              By: JACK STOCH
                                  ------------------------------------
                                   Jack Stoch, President



Dated: March 17, 1997

                           Page 4 of 4 pages